UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2021

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

Explanatory note:

This report on Form 6-K contains the exhibits set forth below. This report on Form 6-K and such exhibits are hereby incorporated by reference into the Company’s Form 8-A, filed on December 14, 2021.

Entry into Rights Agreement.

On December 13, 2021, the Board of Directors of Nam Tai Property Inc., a company incorporated under the laws of the British Virgin Islands (the “Company”), declared one right (a “Right”) with respect to each share, par value $0.01 per share (the “Shares”) of the Company held of record at the close of business on December 23, 2021 (the “Record Time”), or issued thereafter and prior to the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible securities issued at the Separation Time. The Rights will be issued upon the certification by New York Stock Exchange, Inc. to the Securities and Exchange Commission that the Rights have been approved for listing and registration. The Rights will be issued pursuant to a Rights Agreement, dated as of December 13, 2021 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one Share, for $60 (the “Exercise Price”), subject to adjustment.

The Rights will be evidenced by the registration of the associated Shares in the Company’s register of members)until the next business day following the earlier of (either, the “Separation Time”) (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person’s becoming an Acquiring Person, as defined below, and (ii) the date of the first event causing a Flip-in Date (as defined below) to occur; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any Shares pursuant thereto, such offer shall be deemed never to have been made. A Flip-in Date will occur on any Share Acquisition Date (as defined below) or such later date and time as the Board of Director of the Company may from time to time fix by resolution adopted prior to the Flip-in Date that would otherwise have occurred. A Share Acquisition Date means the earlier of (a) the first date on which the Company announces that a Person has become an Acquiring Person, which announcement makes express reference to such status as an Acquiring Person or (b) the date on which any Acquiring Person has acquired more than 50% of the Company’s Shares excluding for this purpose any shares determined to be constructively owned. An Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 20% or more of the issued Shares at any time after the first public announcement of the adoption of the Rights Agreement, which term shall not include (i) the Company, any wholly-owned subsidiary of the Company or any employee share ownership plan or other employee benefit plan of the Company or a wholly-owned subsidiary of the Company, (ii) any Person who is the Beneficial Owner of 20% or more of the issued Shares at the time of the first public announcement of the adoption of the Rights Agreement, who has disclosed the full extent of such Beneficial Ownership of Shares on Schedule 13D under the Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”), and the rules and regulations thereunder and in accordance with any other applicable law, rule or regulation as such disclosure is in effect at the time of the first public announcement of the adoption of this Agreement, and who continuously thereafter is the Beneficial Owner of 20% or more of the issued Shares or who becomes the Beneficial Owner of 20% or more of the issued Shares after the time of the first public announcement of the adoption of the Rights Agreement solely as a result of an acquisition of Shares by the Company, in each case, until such time as such Person becomes the Beneficial Owner (other than through a reclassification, share split or a share dividend) of any additional Shares, or any Person who becomes the Beneficial Owner of 20% or more of the issued Shares after the time of the first public announcement of the Rights Agreement solely as a result of an acquisition by the Company of Shares until such time after the public announcement by the Company of such repurchases as such Person becomes the Beneficial Owner (other than by means of a reclassification, share dividend or share split) of additional Shares that, in the aggregate, amounts to 0.1% or more of the issued Shares or the occurrence of a Flip-in Date which has not resulted from the acquisition of Beneficial Ownership of Shares by such Person or any of such Person’s Affiliates or Associates (as set forth in the Rights Agreement) or (iii) any Person who becomes the Beneficial Owner of 20% or more of the issued Shares without any plan or intent to seek or affect control of the Company if such Person promptly divests sufficient securities such that such 20% or greater Beneficial Ownership ceases. Notwithstanding the foregoing, any Person who was not required to file a Schedule 13D as of the time of the public announcement of the adoption of the Rights Agreement or who has acquired additional Shares since the date of its last filing on Schedule 13D, so that it does not fit within the exemption in subsection (ii) of the definition of an Acquiring Person, shall not be an Acquiring Person if the failure to make an initial or amended filing was not in violation of Rules 13d-1 or 13d-2 of the Exchange Act and such Person promptly divests or promptly enters into an agreement with, and satisfactory to, the Board of Directors, in the Board of Directors’ sole discretion, to divest, and subsequently divests in accordance with the terms of the Rights Agreement (without exercising or retaining any power, including voting power, with respect to such Shares), (x) the number of Shares which were acquired since the last filing by such Person and prior to the public announcement of the adoption of the Rights Agreement with respect to Persons who have a Schedule 13D on file and (y) the number of shares which result in Beneficial Ownership of 20% or more of the issued Shares with respect to Persons who have not made an initial Schedule 13D filing, and the Board of Directors, in its sole discretion, may determine to exempt any such Person from the requirement in this sentence to divest Shares. In addition, Deutsche Bank AG, Hong Kong Branch which owns Shares as described by the receivers acting on its behalf (appointed pursuant to the Deed of Appointment of Receivers dated December 3, 2021) to the interim Chief Financial Officer of the Company on December 7, 2021 shall not be an Acquiring Person with respect to the ownership of the Share position described to the Company until such time after the public announcement of the adoption of the Rights Agreement as such entity becomes the Beneficial Owner (other than by means of a share dividend, share split or reclassification) of additional Shares that, in the aggregate, amount to 0.1% or more of the issued Shares while such entity is the Beneficial Owner of 20% or more of the issued Shares.

The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Shares. The registration of Shares in the Company’s register of members shall evidence one Right for each Share represented thereby and such confirmation of registration shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, registration in the Company’s register of members at the Record Time shall also evidence one Right for each Share evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be delivered to holders of record of Shares at the Separation Time.

The Rights will not be exercisable until the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on the first anniversary of the date of the Rights Agreement, unless, for purposes of this clause (ii), extended by action of the Board of Directors of the Company (in which case the applicable time shall be the time to which it has been so extended); (iii) immediately prior to the effective time of a consolidation, merger, scheme of arrangement or statutory share exchange that does not constitute a Flip-Over Transaction or Event (as defined below) in which the Shares are cancelled or converted into, or into the right to receive, another security, cash or other consideration; and (iv) the date on which the Rights are redeemed as described below (collectively, the “Expiration Time”).

The Exercise Price and the number of Rights issued, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Share dividend on, or a subdivision or a combination into a smaller number of shares of, Shares, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Shares.

In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of Shares of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the Share Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the issued Shares (excluding for this purpose any Shares determined to be constructively owned), elect to exchange all (but not less than all) the then issued Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for Shares at an exchange ratio of one Share per Right, appropriately adjusted to reflect any share split, share dividend or similar transaction occurring after the date of the Separation Time (the “Exchange Ratio”). Immediately upon such action by the Board of Directors of the Company (the “Exchange Time”), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of Shares equal to the Exchange Ratio.

In the event that prior to the Expiration Time the Company enters into an agreement with respect to, consummates or permits to occur a transaction or series of transactions after a Flip-in Date such in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a statutory share exchange with any other Person if, immediately prior to the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or statutory share exchange, the Acquiring Person controls the Board of Directors of the Company or is the Beneficial Owner of 50% or more of the issued Shares and either (A) any term of or arrangement concerning the treatment of securities in such merger, consolidation or statutory share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Shares or (B) the Person with whom such transaction or series of transactions occurs is the Acquiring Person or its Associate or Affiliate or, (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company (a “Flip-over Transaction or Event”), the Company shall not enter into, consummate or permit to occur such Flip-over Transaction or Event unless and until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the “Flip-over Entity”), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of securities of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term “Acquiring Person” shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

The Board of Directors of the Company may, at its option and subject to applicable law, at any time prior to the Flip-in Date, redeem all (but not less than all) the then issued Rights at a price of $.001 per Right) (the “Redemption Price”), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held. If the Company, not earlier than 60 Business Days (as defined in the Rights Agreement) nor later than 80 Business Days following the commencement of a Qualified Offer (as defined in the Rights Agreement) within the meaning of Rule 14d-2(a) under the Exchange Act if such rule were applicable, which has not been terminated prior thereto and which continues to be a Qualified Offer, receives a written notice (the “Special Meeting Notice”) that is properly executed by the holders of record (or their duly authorized proxy) of at least 30% of the Shares of the Company then issued (other than Shares held by the offeror or its Affiliates and Associates) directing the Board of Directors to submit to a vote of shareholders at a special meeting of the shareholders of the Company (a “Special Meeting”) a resolution authorizing the redemption of all, but not less than all, of the then issued Rights at the Redemption Price (the “Redemption Resolution”), then the Board of Directors shall take such actions as are necessary or desirable to cause the Redemption Resolution to be submitted to a vote of shareholders by including a proposal relating to adoption of the Redemption Resolution in the proxy materials of the Company for the Special Meeting. However, in any 12-month period the Company shall not be required to submit more than one Redemption Resolution to a vote of shareholders with respect to Qualified Offers from any given potential Acquiring Person (including any Affiliates or Associates). The Rights Agreement may only be amended with the approval or at the direction of the Board of Directors.

The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the Shares or any existing holder of 20% or more of the Shares who shall acquire any additional Shares, unless the Rights are first redeemed by the Board of Directors. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders because the Rights can be redeemed, or the Rights Agreement terminated, on or prior to the Flip-in Date, before the consummation of such transaction.

As of September 30, 2021, there were 39,258,000 Shares issued. As long as the Rights are attached to the Shares, the Company will issue one Right with each new Share so that all such shares will have Rights attached.

The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and the exhibit thereto.

Exhibit No.	Description

4.1	Rights Agreement, dated as of December 13, 2021 (the “Rights Agreement”), between Nam Tai Property Inc. (the “Company”) and Computershare Trust Company, N.A., as Rights Agent, including as Exhibit A the forms of Rights Certificate and of Election to Exercise

99.1	Press release, dated December 13, 2021, issued by the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: December 14, 2021	By: /s/ Steven Parker
Name: Steven Parker
Title: Interim Chief Financial Officer and Authorized Signatory